VESTIS CORPORATION
2400 Market Street
Philadelphia, Pennsylvania 19103
September 6, 2023
VIA EDGAR
Rucha Pandit
Mara Ransom
Division of Corporate Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Vestis Corporation
Registration Statement on Form 10-12B
File No. 001-41783
Dear Ms. Pandit and Ms. Ransom:
Reference is made to the Registration Statement on Form 10 (File No. 001-41783) (as amended, the “Registration Statement”), filed by Vestis Corporation (the “Company”) with the U.S. Securities and Exchange Commission.
The Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on September 8, 2023, or as soon as practicable thereafter, pursuant to Section 12(d) of the U.S. Securities Exchange Act of 1934, as amended, and Rule 12d1-2 thereunder.
If the Staff has any further questions or comments concerning this letter, or if you require any additional information, please feel free to contact the Company’s counsel, Alison Z. Preiss at (212) 403-1107 or David A. Katz at (212) 403-1309, each of Wachtell, Lipton, Rosen & Katz. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Preiss or Mr. Katz and that such effectiveness also be confirmed in writing.

Sincerely,

Vestis Corporation

/s/ Thomas G. Ondrof
Name:	Thomas G. Ondrof
Title:	Chief Executive Officer and President

cc:	Harold Dichter, Aramark
Tim Donovan, Aramark
Kim Scott, Aramark
David A. Katz, Wachtell, Lipton, Rosen & Katz
Alison Z. Preiss, Wachtell, Lipton, Rosen & Katz